

May 2, 2014

Via E-mail
Christopher Carey
Chief Financial Officer
City National Corporation
555 South Flower Street
Los Angeles, California 90071

> **Re: City National Corporation**
> **Form 10-K for the period ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-10521**

Dear Mr. Carey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

City National Corporation Form 10-K

Management's Discussion and Analysis

Noninterest Income, page 64

1. We note your disclosure of the detail of the FDIC loss sharing expense, net on page 63. Please tell us in detail and revise future filings to more clearly explain the nature of each significant line item so investors understand the underlying economics of the amounts disclosed and the reasons for the impact on financial results. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

2. You disclose that the higher FDIC loss sharing expense in 2013 compared to prior year periods was primarily attributable to lower gains recognized on the FDIC indemnification asset from a revision of the Company's projected cash flows forecast on its covered loans. Please tell us in detail and revise future filings to disclose the underlying factors that led to your revision of the projected cash flows forecast on your covered loans. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Loan and Lease Portfolio – Covered Loans, page 82

3. Please revise future filings to present a roll forward of the FDIC indemnification asset for each period presented with appropriate commentary to allow an investor to understand the significant drivers of the changes and how the line items in the roll forward correspond to specific line items presented in the FDIC loss sharing expense, net table on page 63 or other disclosures in your filing. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

4. Please revise future filings to disclose how increases and decreases in expected cash flows on covered loans impact your assets and liabilities (e.g. FDIC indemnification asset, FDIC clawback liability, ALLL) and how the changes are recognized in your income statement. Please ensure your disclosure contains appropriate detail to allow an investor to understand the overall impact on your financial results from changes in expected cash flows and the underlying drivers of the amounts presented in FDIC loss sharing expense, net as disclosed on page 63 for all periods presented. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Asset Quality, page 86

5. We note significant loan recoveries for the past three years. Please tell us in detail and revise future filings to explain the underlying factors that resulted in the recovery of such a relatively large amount of previously charged-off loan balances.

Financial Statements

Note 4. Fair Value Measurements, page A-27

6. Please revise future filings to present the FDIC indemnification asset in your table of assets measured on a recurring basis on page A-27 or tell us why you do not believe it should be disclosed in this table.

7. In future filings, please revise your table of nonrecurring level 3 fair value measurements on page A-31 to provide quantitative information about the significant unobservable inputs used in the fair value measurement for each class of your nonrecurring

measurements categorized within level 3. Refer to ASC 820-10-50-2-bbb for guidance and ASC 820-10-55-103 for example disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ Michael Volley for

John Nolan
Senior Assistant Chief Accountant